Exhibit 21.1

INTERNAP NETWORK SERVICES CORPORATION
LIST OF SUBSIDIARIES

VitalStream Holdings, Inc.	Nevada
VitalStream, Inc.	Delaware
VitalStream Broadcasting Corporation	Nevada
Playstream, Inc.	Nevada
VitalStream Advertising Services, Inc.	Nevada
CO Space, Inc.	Delaware
CO Space Services, LLC	Delaware
CO Space Properties, LLC	Delaware
CO Space Construction, LLC	Delaware
CO Space Services Texas, LP	Delaware
CO Space Properties Texas, LP	Delaware
Internap Network Services U.K. Limited	United Kingdom
Internap Network Services B.V.	Netherlands
Internap Technologies (Bermuda) Limited	Bermuda
Internap Technologies B.V.	Netherlands
Internap Network Services (HK) Limited	Hong Kong
Internap Network Services (Singapore) Pte Limited	Singapore
Internap Network Services (Australia) Ltd.	Australia
Internap Network Services Canada	Canada
Voxel Holdings, Inc. Voxel Dot Net, Inc. Voxel Dot Net Pte Ltd Ubersmith, Inc. Internap Japan Co., Ltd.*	Delaware Delaware Singapore Delaware Japan

* Not wholly-owned.